Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
RIM SEMICONDUCTOR COMPANY

Pursuant to the provisions of Section 16-10a-1006 of the Utah Revised Business Corporation Act, Rim Semiconductor Company, a Utah corporation (the “Corporation”), files these Articles of Amendment of the Articles of Incorporation.

1.    The name of the Corporation is Rim Semiconductor Company.

2.    The following amendments were adopted by the shareholders of the Corporation on June 3, 2008, pursuant to the requirements of the Utah Revised Business Corporation Act.

3.    Article IV, Paragraph A of the Articles of Incorporation is hereby amended so as to read in its entirety as follows:

A.           The aggregate number of shares which the Corporation shall have the authority to issue is four billion fifteen million shares (4,015,000,000), of which four billion (4,000,000,000) shares shall be designated as Common Stock, $.001 par value per share and fifteen million (15,000,000) shares shall be designated as Preferred Stock, $.01 par value per share.

4.           The number of shares of common stock outstanding and entitled to vote upon such amendments was 718,474,130.  The number of votes represented at the meeting was 532,744,065.

5.           The number of shares voted for the amendment set forth in paragraph 3 above was 532,558,975.  The number of shares cast for the amendment was sufficient for approval of the amendment.

6.           The foregoing amendments do not provide for an exchange, reclassification, or cancellation of issued shares of the Corporation.

Dated:  June 3, 2008

Rim Semiconductor Company By: /s/ Brad Ketch Brad Ketch President